(a)  Not applicable.
(b) Effective August 23, 1999 2,400 shares of Series T and 2,400 shares of Series W Municipal Auction Rate Cumulative Preferred Shares (Municipal Preferred Shares) were offered by Colonial High Income Municipal Trust (Trust) at a purchase price of $25,000 per share. The Muncipal Preferred Shares are preferred shares of the Trust that entitle their holders to receive cash dividends at an annual rate that may vary for the successive dividend periods for such shares. Like common shares of beneficial interest, the preferred shares are offered at net asset value without any initial or contingent deferred sales charges or Rule 12b-1 fees.